Mail Stop 4720   February 23, 2010

Via Facsimile and U.S. Mail

Barry A. Posner
Executive Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

      Re: **BioScrip, Inc.**
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed February 22, 2010
              File No. 000-28740

Dear Mr. Posner:

      We have completed our review of your Amendment No. 1 to your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director

cc: E. William Bates II, Esq.
        King & Spalding LLP
        1185 Avenue of the Americas
        New York, NY 10036-4003